UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Syed Sabahat Azim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,116,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Of the total number of shares of common stock (the “Common Stock”) of UpHealth, Inc., a Delaware corporation (the “Company”), reported as beneficially owned by Syed Sabahat Azim (“Dr. Azim”) as of May 27, 2022, (1) 2,716,319 shares are beneficially owned by Dr. Azim, (2) 2,715,542 shares are beneficially owned by Dr. Azim’s wife, Richa Sana Azim (“Ms. Azim”), and (3) 684,981 shares are beneficially owned by Kimberlite Social Infra Private Limited (“Kimberlite”), of which Dr. Azim and Ms. Azim are equity owners and the sole directors. All shares reported by Dr. Azim are held of record by Eligere Limited Liability Company (“Eligere”), which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement (as defined in the original Schedule 13D), Dr. Azim has dispositive power over the shares held of record by Eligere for which he is the beneficial owner and can exercise an option to receive the shares from Eligere at any time after the closing of the Business Combination (as defined below). Accordingly, he is the beneficial owner of the shares. Dr. Azim expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of his pecuniary interest therein.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Richa Sana Azim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,116,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]

Of the total number of shares of the Common Stock reported as beneficially owned by Ms. Azim, (1) 2,715,542 shares are beneficially owned by Ms. Azim, (2) 2,716,319 shares are beneficially owned by Dr. Azim and (3) 684,981 shares are beneficially owned by Kimberlite, of which Dr. Azim and Ms. Azim are equity owners and the sole directors. All shares reported by Ms. Azim are held of record by Eligere, which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement, Ms. Azim has dispositive power over the shares held of record by Eligere for which she is the beneficial owner and can exercise an option to receive them from Eligere any time after the closing of the Business Combination. Accordingly, she is the beneficial owner of the shares. Ms. Azim expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of her pecuniary interest therein.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Kimberlite Social Infra Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 684,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]

All shares reported by Kimberlite are held of record by Eligere, which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement, Kimberlite has dispositive power over the shares held of record by Eligere and can exercise an option to receive them from Eligere at any time after the closing of the Business Combination. Accordingly, Kimberlite is the beneficial owner of the shares.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Eligere Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,116,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[4]

Eligere is the holder of record of all shares of Common Stock beneficially owned by Dr. Azim, Ms. Azim and Kimberlite. Eligere has voting (but not dispositive) power over the shares and therefore may be deemed a beneficial owner of the shares.

SCHEDULE 13D

(Amendment No. 3)

The following constitutes Amendment No. 3 to the Schedule 13D filed by the Reporting Persons. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein:

Item 4.	Purpose of Transaction.

Item 4 of Reporting Persons’ Schedule 13D, as amended, is hereby further amended by adding the following:

On June 21, 2022, Jeffery Bray sent to UpHealth, Inc. a “Notice of Intention to Nominate Persons for Election to the Board of Directors” (the “Notice of Intention to Nominate”) in which Mr. Bray informed the Company of his intention to nominate three specific individuals, Martin Angle, Harpal Sandhu and William Owens, for election as directors of the Company at its 2022 Annual Meeting of Stockholders of the Company and any adjournment or postponement thereof, as described in the preliminary proxy statement filed with the SEC on June 21, 2022 (the “2022 Annual Meeting”). The Notice of Intention to Nominate provided a detailed description of the named individuals’ respective backgrounds and qualifications relative to their potential service as directors of the Company. A copy of the Notice of Intention to Nominate is included as Exhibit 99.6 within Item 7 of this Amendment No. 3 and is incorporated by reference as if fully restated here. Mr. Bray sent the Notice of Intention to Nominate in the event that: (i) the 2022 Annual Meeting is properly postponed or adjourned as required by the fiduciary duties of the Board of Directors to permit the convening of the Special Meeting of Stockholders of the Company called by Chirinjeev Kathuria, in his capacity as Co-Chairman of the Board of Directors of the Company, to consider the approval and adoption by the stockholders of the Company of the amendment to Section 3.2 of the Company’s Amended and Restated Bylaws as reflected in Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 6, 2022; and (ii) the Bylaw Amendment is approved and adopted.

On June 23, 2022, the Delaware Court held the preliminary injunction hearing referenced in Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on June 10, 2022. On June 24, 2022, the Delaware Court granted Plaintiffs’ motion for preliminary injunction enjoining the Annual Meeting. The Delaware Court found that Plaintiffs have a reasonable probability of success on their claim that the Defendants breached their fiduciary duty by amending the Bylaws to reduce quorum from a majority to one-third. The Delaware Court also found that Plaintiffs do not have a reasonable probability of success on their claim that the Defendants breached the Bylaws by refusing to allow Dr. Kathuria to call the Special Meeting of the Stockholders, and the claim that Defendants breached their fiduciary duties with respect to disclosures made in the Company’s May 31, 2022 Form 8-K because the claim is mooted by the Company’s June 10, 2022 Form 8-K. The Delaware Court further found that Plaintiffs satisfied the other elements of a preliminary injunction, specifically irreparable harm and balancing of the equities. Therefore, the Annual Meeting is enjoined pending a trial of the claims on their merits. The Delaware Court granted the Defendants’ motion to compel non-privileged materials, awarding attorney fees in the amount of up to $5,000.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.6:	Jeffery Bray’s Notice of Intention to Nominate Persons for Election to the Board of Directors, dated June 21, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2022

SYED SABAHAT AZIM

/s/ Syed Sabahat Azim

RICHA SANA AZIM

/s/ Richa Sana Azim

KIMBERLITE SOCIAL INFRA PRIVATE LIMITED

By:	/s/ Syed Sabahat Azim
Syed Sabahat Azim
Director

ELIGERE LIMITED LIABILITY COMPANY

By:	/s/ Saima Siddiqui
Saima Siddiqui
Sole Member